SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
               RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)
                                (AMENDMENT NO. 5)

                               UNITY BANCORP, INC.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    913290102
                                 (CUSIP Number)


                                   July, 2003
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed.

                               [ ] Rule 13d-1 (b)

                               [X] Rule 13d-1 (c)

                               [ ] Rule 13d-1 (d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 913290102                    13G                     Page 2 of 6 Pages

1. Names of Reporting Persons.
         I.R.S. Identification No. of Above Persons (entities only)

         Robert J. Van Volkenburgh

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2.  Check the Appropriate Box if a Member of a Group *               (a) [ ]
                                                                     (b) [ ]


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3.  SEC Use Only


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4.  Citizenship or Place of Organization

         USA

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         Number of Shares Beneficially Owned by Each Reporting Person with


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5. Sole Voting Power 295,772

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6. Shared Voting Power 0

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7. Sole Dispositive Power 295,772

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8. Shared Dispositive Power 0

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9. Aggregate Amount Beneficially Owned by Each Reporting Person 295,772

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10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* [ X ]

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11. Percent of Class Represented by Amount in Row (9)                     5.5%

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12. Type of Reporting Person*                                             IN

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ITEM 1(A).        NAME OF ISSUER:

                  Unity Bancorp, Inc. ("UNTY")

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  64 Old Highway 22
                  Clinton, New Jersey 08809

ITEM 2(A).        NAME OF PERSON FILING:

                  Robert J. Van Volkenburgh

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  P.O. Box 5301 Clinton, New Jersey 08809

ITEM 2(C).        CITIZENSHIP:

                  USA

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  913290102

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ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

        (b)         [ ] Bank as defined in Section 3(a) (6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e)         [ ] An investment adviser in accordance with Rule 13d-1(b)
                    (1) (ii) (E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)         [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        None of the above. The statement is filed pursuant to Rule 13d-1(c).

ITEM 4.           OWNERSHIP.

        (a) Amount Beneficially Owned: 295,772 shares of Common Stock*

        (b) Percent of Class: 5.5%

        (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: 295,772

               (ii)     shared power to vote or to direct vote: 0

               (iii)    sole power to dispose or to direct the disposition of:
                        295,772

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               (iv)     shared power to dispose or to direct the disposition of:
                        0

        * Does not include 14,342 shares of Unity Bancorp, Inc. common stock held by Mr. Van Volkenburgh's spouse, of which he has disclaimed any beneficial ownership.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 10, 2004


                                 /S/  Robert J. Van Volkenburgh
                                 ----------------------------------------------
                                 ROBERT J. VAN VOLKENBURGH





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